Exhibit 99.6

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	05	04	2004

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	68	1,082	690
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£5.62	£2.51	£3.36

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Peter Walker (Deceased)	Ordinary	68
Address
1 Church Street Hampstead Norreys Thatcham Berkshire
UK postcode RG18 0TD

Name	Class of shares allotted	Number allotted
Mr Christopher Adams	Ordinary	1,082
Address
23 Hawthorn Walk Droitwich Spa Worcestershire
UK postcode WR9 7BA

Name	Class of shares allotted	Number allotted
Mr Paul Hopkinson	Ordinary	345
Address
752 Derby Road Wingerworth Chesterfield Derbyshire
UK postcode S42 6LZ

Name	Class of shares allotted	Number allotted
Mr Ian John Shepherd	Ordinary	115
Address
15 Stainer Close Liverpool Merseyside
UK postcode IG6 1NG

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

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Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Michael Alan Ward	Ordinary	230
Address
47 Longbrooke Houghton Regis Dunstable Bedfordshire
UK postcode LU5 5QX

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 10/6/04
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform